Exhibit 99.1

The Very Good Food Company Inc. Provides Operations Update and New Additions to its Butcher’s Select Line of Plant-Based Meat Alternatives

Vancouver, British Columbia (February 3, 2022) – The Very Good Food Company (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: 0SI) (“VERY GOOD” or the “Company”), has announced increased retail distribution, inaugural production from its Patterson Facility and upcoming innovations. The Company’s Very Good Butchers products are now available in 400+ locations in 30 cities across 25 states in the USA, and 1100 locations across Canada. The growing list of retailers partnering with VERY GOOD’s products include Earth Fare, Raleys, Metropolitan Markets, Deans, PCC, Harmons, Erewhon Markets, Potash, Save-On Foods, Thrifty Foods, Longo’s and many more independent retailers.

In addition, VERY GOOD announced that it began producing Taco Stuffer at its Patterson facility in California in the fourth quarter of 2021 to meet growing sales volume driven by its expanded distribution at retail stores. VERY GOOD has plans to produce Stuffed Beast and other innovative products at Patterson later in 2022 to support the Company’s North American growth strategy.

As previously announced on October 26, 2021, VERY GOOD will soon be launching Spicy mmmMeatballs, a spicy iteration of the NEXTY Award winning Mmmmm…Meatballs. VERY GOOD is also pleased to announce the introduction of two new plant-based ground meats, A Cut Above Pork, and A Cut Above Beef, which introduce VERY GOOD’s offerings into a new subcategory of refrigerated plant-based meat. The new additions to the Butcher’s Select line-up honor the brand’s dedication to minimally processed ingredients and are soy-free, gluten-free and non-GMO Project Verified to cater to consumers’ diverse dietary needs and preferences. VERY GOOD currently expects the products to become available through its eCommerce channel in February, with a full retail launch to follow.

The upcoming expansion of the Butcher’s Select line follows news of the Very Good Dog being named the Best Healthy Plant-Based Food, Best Healthy Plant-Based Hot Dog, and one of the Best Grocery Products of the Year by Eat This, Not That! Food Awards, honouring the healthiest and tastiest options on the market.

“We believe what makes our brand unique is the delicious, diverse, and even unexpected butcher shop quality plant-based meats that we offer,” said Mitchell Scott, co-founder and CEO of VERY GOOD. “With the new ground and spicy meatball offerings, we’re giving consumers even more options that prove making good choices doesn’t mean sacrificing taste or quality. We’re honoured by the Eat This, Not That! award and we take it as a signal that we are on the right path toward our mission to make nutritious and delicious products that make plant-based eating easy and approachable.”

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD’s core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY, BADASS BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE’RE HELPING THIS KIND OF DIET BECOME THE NORM.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as “forward-looking information”), for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking information may be identified by words such as “plans”, “proposed”, “expects”, “anticipates”, “intends”, “estimates”, “may”, “will”, and similar expressions. Forward-looking information contained or referred to in this news release includes statements regarding the anticipated launch of the new Butcher’s Select products and the timing therefor, the attributes of such products and VERY GOOD’s other products, including their taste and nutritional properties, and the products’ ability to compete in the plant-based meat market. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to no significant disruptions in VERY GOOD’s supply chain and distribution network, continued strong demand for VERY GOOD’s products, continued growth of the popularity of plant-based meat alternatives and the plant-based food industry, the availability of sufficient financing on reasonable terms to fund VERY GOOD’s capital and operating requirements, the successful placement of VERY GOOD’s products in retail stores and continued wholesale expansion and eCommerce growth, VERY GOOD’s ability to successfully enter new markets and manage its international expansion, VERY GOOD’s ability to obtain the necessary production equipment, the availability of labour as well as the accuracy of construction and ramp-up schedules, including the timely receipt of required permits, and accuracy of cost estimates for the commissioning of production lines at VERY GOOD’s Rupert and Patterson facilities, VERY GOOD’s relationship with its suppliers, distributors and third-party logistics providers, and the Company’s ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with the ongoing COVID-19 pandemic, negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, expansion of facilities, competition, availability of raw materials, dependence on senior management and key personnel, availability of labour, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, unfavourable publicity or consumer perception, product liability and product recalls, risks related to intellectual property, difficulties with forecasts, management of growth and litigation. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD’s most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the registration statement on Form F-10 filed with the SEC and available at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as otherwise required by law. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release. None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

For further information, please contact:

Janet Meiklejohn

Vice President Finance and Investor Relations

Phone: +1 855-472-9841

Email: invest@verygoodbutchers.com